January 26, 2005

via U.S. mail

Mr. Ken Maples
Chief Financial Officer
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

	Re:	Hiland Partners, LP
		Form S-1 Amendment No.2
      Filed January 7, 2005
		File No. 333-119908

Dear Mr. Maples:

      We have completed our review of the above filing, and we
have
the following comments.  Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.    Please be as detailed as
necessary
in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand
your disclosure.   After reviewing this information, we may or may
not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will issue in a separate letter any comments regarding your confidential treatment application. We will not be in a position to consider a request for accelerated effectiveness of the registration statement until all outstanding issues, including the application, have been resolved.

Summary of Conflicts of Interest and Fiduciary Duties, page 5

2. Confirm to us supplementally that the revised disclosure in the last sentence on page 5 accurately states the legal ramifications that flow from the purchase of a common unit.
Risk Factors, page 16

3. We note your response to prior comment 9. Revise the factor at page 24 captioned "Our general partner determines the cost reimbursement and fees" to include the information you added to the section captioned "Reimbursement of Expenses of Our General Partner" at page 93. Also revise the factor at page 26 captioned "We do not have our own officers and employees" to make clear that neither you nor your general partner have entered into employment agreements with your general partner`s officers.


Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting issues and related disclosures to Sandy Eisen at (202) 942-1805, or in her absence to Kim Calder, Assistant Chief Accountant, at (202) 942-1879. Direct any other questions to Alex Shukhman at (202) 942-2872 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Direct any correspondence to us at the following ZIP Code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Mr. Heather Callender
	Vinson & Elkins LLP
	(713) 615-5038

Bcc:	Alex Shukhman
      Sandy Eisen
      Timothy Levenberg
      Kim Calder


Hiland Partners, LP
January 26, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE